FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  02 July 2007


                               File no. 0-17630


                       CRH - CEO Retirement Notification

                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:'CEO Retirement Notification'



N      E      W      S                R      E      L      E      A      S   E


                                                                     2 July 2007

                   CRH CHIEF EXECUTIVE TO RETIRE AT END 2008

CRH plc, the international building materials Group, announces that Mr. Liam O'Mahony, who became Group Chief Executive in January 2000, will retire on 31 December 2008 having completed nine years in the role.

It is expected that a Chief Executive Designate to succeed Mr. O'Mahony will be appointed during Summer 2008.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony             Chief Executive
Myles Lee                 Finance Director
Eimear O'Flynn            Head of Investor Relations
Maeve Carton              Group Controller


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                     Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  02 July 2007

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.